EXHIBIT (a)(1)(F)

October 19, 2005

To the Holders of Motient Series A Preferred Stock:

On September 27, 2005, Motient initiated an offer to exchange its outstanding Series A Preferred for Series B Preferred. We would like to provide you with an update and additional information pertaining to various litigation matters contained in the Company Notice that was filed with the SEC and mailed to each of you.

On October 7, 2005, Highland Equity Focus Fund, L.P., Highland Crusader Offshore Partners, L.P., Highland Capital Management Services, Inc. and Highland Capital Management, L.P., each of which is a holder of Series A Preferred of Motient and is affiliated with Motient director James D. Dondero, filed a class action complaint in the Court of Chancery of the State of Delaware against us and all of our directors other than Mr. Dondero, requesting that the court enjoin our Exchange Offer for the Series A Preferred. The plaintiffs had initially sought expedited discovery, but on October 12, 2005, they withdrew that request. To date, we have not received a new request for expedited discovery. However, we can provide no assurance that they will not reinstate such request in the future or that the Exchange Offer will not be delayed as a result of this litigation.

As we have previously informed you, this latest suit filed by Mr. Dondero was preceded by a suit filed in Dallas County, Texas, where Mr. Dondero sought rescission on the Series A Preferred that his funds owned. As Motient has previously indicated, it believes Mr. Dondero’s contentions to be without merit, and intends to defend them vigorously.

Please be aware that Motient has no present intention of redeeming or rescinding Mr. Dondero’s Series A Preferred, or the Series A Preferred of any other holder. As we have indicated in the Company Notice, if you do not exchange your shares of Series A Preferred, we may never be able to register your resale of shares of common stock underlying your shares of Series A Preferred. In such case, the common stock underlying your shares of Series A Preferred would be restricted stock, subject to applicable resale restrictions. However, we should be able to register the shares of common stock underlying your shares of Series B Preferred.

In an effort to protect Motient and its shareholders, on October 19, 2005, Motient filed two lawsuits against James D. Dondero, one in the United States District Court for the Northern Division of Texas and one in State District Court in Dallas County, Texas. The federal complaint alleges multiple violations of the securities laws, including allegations that:

  Mr. Dondero has made false and misleading statements in his 13D filings with the Securities and Exchange Commission in order to cast aspersions on Motient and its management;

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  Mr. Dondero has attempted to manipulate Motient’s stock price through selective disclosure of material inside information and other improper actions, the net result of which have been to drive down the price of Motient’s common stock; and
  Mr. Dondero has solicited, and is still soliciting, the replacement of Motient’s current board and management in violation of federal law.

Mr. Dondero’s latest 13D filing notes that he is considering plans to acquire more of Motient’s stock in the near future. The state court complaint alleges that Mr. Dondero has breached his fiduciary duties as a director of Motient in order to advance his own personal interests. Copies of the complaints in these two lawsuits are filed as exhibits to our Current Report on Form 8-K dated October 19, 2005.

However, the current plaintiffs in the litigation filed by Mr. Dondero, or any other holders of Series A Preferred that do not exchange in the Exchange Offer, could elect to pursue litigation against Motient after we consummate the Exchange Offer. Examples of the types of claims they may pursue could include allegations that the Exchange Offer Materials we have provided to you were misleading, similar to allegations in Mr. Dondero’s litigation described above, allegations that the recently announced proposed transaction, under which we will acquire substantially all of the remaining interests in Mobile Satellite Ventures and TerreStar Networks, constitutes a “Change in Control” requiring us to make an offer to redeem the preferred stock, or allegations suggesting that the issuance of the Series B Preferred in the Exchange Offer requires us to make an offer to redeem the Series A Preferred under the terms of the Series A Preferred.

We do not believe that any of these allegations have merit, but we wanted to address these considerations so that you, as a holder of Series A Preferred, have a clear understanding of the facts. Under the Certificate of Designations for both the Series A Preferred and the Series B Preferred, Motient is required to make an offer to redeem all outstanding shares of the preferred stock for an amount equal to $1,080 per share plus the amount attributable to a share remaining in escrow under the Escrow Agreement (currently $78.75 per share) if a “Change of Control” occurs. We believe that, as presently proposed, the previously announced transaction, under which we may acquire substantially all of the remaining interests of Mobile Satellite Ventures and TerreStar Networks, will not be a “Change in Control.” A “Change of Control” includes a merger transaction where the stockholders of Motient immediately before the transaction have less than a majority of the voting power of Motient after the transaction. Because some of the persons who will receive new shares of Motient in the proposed transaction are also currently stockholders of Motient, the proposed transaction will not be a “Change of Control” even though we will issue more shares in the proposed transaction than are currently outstanding.

In addition, Motient is also required to make an offer to redeem all outstanding shares of the preferred stock at this price if it issues senior or parity securities or debt securities after April 15, 2005 and such issuance results in aggregate gross proceeds to Motient in excess of $250 million. As the Exchange Offer will not result in any proceeds to us, we do not believe that we would be required to offer to redeem any outstanding shares of Series A Preferred as a result of the Exchange Offer, and to avoid any possible confusion with regard to the Series B Preferred, we have specifically stated in the Certificate of Designations for the Series B Preferred that the

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issuance of the Series B Preferred in the Exchange Offer will not trigger any requirement that we offer to redeem the shares of Series B Preferred.

As we’ve previously noted, Motient has no present intention to redeem any of its Series A Preferred, regardless of any of Mr. Dondero’s allegations or any other claims.

While we are limited in our ability to converse with you privately on the matters discussed here given the restrictions imposed on us by the federal securities laws, we believe it is important to keep you apprised of these events. As always, please feel free to contact us with any questions or concerns.

Sincerely,

/s/ Christopher Downie

Christopher Downie
Executive Vice President and
Chief Operating Officer

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